SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 333-166848

Resolute Oncology Inc.
_______________________________________
(Exact name of registrant as specified in its charter)

1200 Route 22 East, Suite 2000, Bridgewater, New Jersey, 08807
Telephone: 908-253-3590
___________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

common stock, par value $0.001 par value
__________________________________________
(Title of each class of securities covered by this Form)

None
_______________________________________________
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)            [ ]
           Rule 12g-4(a)(2)            [ ]
           Rule 12h-3(b)(1)(i)        [ ]
           Rule 12h-3(b)(1)(ii)       [ ]
           Rule 15d-6                     [x]

Approximate number of holders of record as of the certification or notice date:  45

Pursuant to the requirements of the Securities Exchange Act of 1934, Resolute Oncology Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

June 30, 2014	Resolute Oncology Inc.

	By:	/s/ Blair Sorby
Blair Sorby
resident and Chief Executive Officer